DSM Press Release

DSM
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27E joint press release Tuesday, 3 September 2002

Roche sells Vitamins and Fine Chemicals Division to DSM

– Compelling strategic move for both companies –

The Swiss based healthcare group Roche and the Dutch life science products and performance materials company DSM announced today that DSM intends to acquire Roche's Vitamins and Fine Chemicals Division. On the basis of the discussions to date, the two companies have reached basic agreement on price and payment terms and expect subsequently to conclude on an exclusive basis a contract on all terms of the transaction.

The Roche division is the world's leading supplier of vitamins and carotenoids with annual sales in 2001 of CHF 3.5 billion (EUR 2.4 billion). The division, which will become a unit of DSM, is a global business, headquartered in Kaiseraugst (Switzerland). It employs 7.500 people.

The total consideration of the transaction is EUR 2.25 billion. The present and future liabilities from the vitamin price fixing case will remain with Roche. After signing of the contract and before closing the transaction needs to be approved by antitrust authorities.

Franz B. Humer, chairman and CEO of Roche said: "This is a significant step for Roche to further focus our group on our two high-tech pillars, pharmaceuticals and diagnostics. With the acquisition of Boehringer Mannheim, the spin-off of Givaudan, the acquisition of a majority interest in Chugai and a number of supplementary acquisitions and alliances in addition to the strengthening of our existing business we have clearly positioned Roche as a leading, innovation driven healthcare company."

Mr Humer continued: "We are glad that we have reached an agreement with DSM, which as the new owner of the Vitamins and Fine Chemicals division fulfills all the requirements we defined when we embarked on this project. The division's product range for the animal feed, food, pharmaceuticals and cosmetics industries supplements the core business of DSM. This is an excellent basis offering good prospects and continuity to the division and its employees."
To DSM, the acquisition is an important step in the realization of the Vision 2005 strategy which it presented in 2000 and which involves a concentration on life science products and performance materials. Through this strategy DSM aims to grow its sales to about EUR 10 billion by 2005. DSM intends to achieve the desired sales growth through organic growth as well as through acquisitions.

Peter Elverding, DSM's Managing Board Chairman, comments: "The combination of DSM's life science products and Roche's V&FC will be the world's leading supplier to the Life Science industry. It will have a unique and coherent portfolio of businesses serving our customers in human nutrition (food), animal nutrition (feed) and health (pharma). We see opportunities to achieve significant benefits for Roche's and DSM's businesses in these areas."

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He went on to say that "...the combination of DSM's and V&FC's leading (bio)technologies will allow an acceleration of innovation, for instance in nutritional ingredients and functional foods. We are very pleased to be able to announce this acquisition just a few months after we finalized the divestment of our petrochemical activities, the other side of our Vision 2005 strategy, thus realizing our transformation in the optimal sequence, while safeguarding our financial strength."

Roche's V&FC division
Since pioneering the industrial synthesis of vitamin C in 1934, Roche has been the leading manufacturer of vitamins. Today the Roche Vitamins and Fine Chemicals Division offers a wide range of products to help improve nutrition and prevent and treat disease. The division researches, produces, markets and supplies vitamins, carotenoids, citric acid and other active ingredients as well as other additives for animal feed, food, pharmaceutical and cosmetics industry. In the first half of 2002 Roche V&FC achieved sales of EUR 1,180 million (CHF 1,747 million), an EBITDA of EUR 173 million (CHF 256 million) and an operating profit of EUR 95 million (CHF 140 million).

Roche
Headquartered in Basel, Switzerland, Roche is one of the world's leading research-orientated healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's innovative products and services address prevention, diagnosis and treatment of diseases, thus enhancing people's well-being and quality of life. In 2001 Roche reported full year sales of CHF 29,2 billion and net income of CHF 4,8 billion.
Excluding its vitamins and fine chemicals business Roche achieved 2002 half year sales of EUR 8.9 billion (CHF 13.1 billion), an operating profit of EUR 1.6 billion (CHF 2.4 billion) and a net income of EUR 1.4 billion (CHF 2.1 billion).

DSM
DSM is active worldwide in life science products, performance materials and industrial chemicals. In 2001 the group had annual sales of EUR 8 billion and employed about 20,000 people. The company's strategic aim is to grow its sales – partly through acquisitions – to a level of approx. EUR 10 billion by 2005. By that time at least 80% of sales should be generated by specialties, i.e. advanced chemical and biotechnological products for the life science industry and performance materials. This strategy represents a continuation of the company's ongoing transformation and concentration on global leadership positions in high-added-value activities. DSM achieved 2002 half year sales of EUR 2.8 billion, an operating profit of EUR 183 million and a net profit of EUR 1,027 million, including an extraordinary profit stemming from the sale of DSM Petrochemicals.

Glossary

Vitamins are organic chemicals required in human and animal diets for normal growth and maintenance of biological systems. Vitamins generally cannot be synthesized in the body, but must be obtained from external sources. There is a range of different vitamins (A, B, C etc.), serving various functionalities.

Carotenoids refer to a family of naturally occurring fat-soluble colorants and antioxidants, responsible for most of the red, yellow and orange pigments visible in nature. Some carotenoids are precursors of Vitamin A (e.g. beta-carotene) and some are also beneficial for health, contributing to prevention of diseases.
Carotenoids are increasingly added to manufactured food and animal feed to provide nature-identical coloring. Furthermore the antioxidant and pro-vitamin A properties provide a nutritional benefit.

Nutritional ingredients are ingredients that are biologically active in the human or animal body with specific health benefits. These ingredients are applied in nutraceuticals. Nutraceuticals are edible preparations, that provide specific health benefits, beyond the basic nutritional function. Nutraceuticals can be dietary supplements, functional foods or special nutrition, sold as final consumer product.
Nutritional ingredients are also applied in cosmetics and feed.